Nevsun Resources Ltd.

Consolidated Financial Statements

Years ended December 31, 2017 and 2016

(Expressed in United States dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. and other information contained in the Management’s Discussion and Analysis are the responsibility of management and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include amounts that are based on management’s best judgements and estimates.

Management is responsible for establishing and maintaining a system of internal control over financial reporting. This system is designed to provide management with reasonable assurance that the financial information is accurate, reliable and relevant, and that the Company’s assets are adequately safeguarded.

The Board of Directors, through the Audit Committee, approves the consolidated financial statements and Management’s Discussion and Analysis and is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Audit Committee, consisting of non-executive directors, meets periodically with management, as well as the external auditors, to satisfy itself that each party is properly discharging its responsibilities. The auditors have full and free access to the Audit Committee, with or without management present.

The consolidated financial statements have been audited by KPMG LLP, Registered Public Accountants. Their report outlines the scope of their audit and the opinion rendered.

“Peter G. Kukielski”

Peter G. Kukielski

Chief Executive Officer

“Ryan L. MacWilliam”

Ryan L. MacWilliam

Chief Financial Officer

February 28, 2018

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nevsun Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Nevsun Resources Ltd. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income, cash flows and changes in equity for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 27 to the consolidated financial statements, the Company has elected to change its accounting for exploration and evaluation expenses with retrospective application to all periods presented.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company's auditor since 1994.

Chartered Professional Accountants
Vancouver, Canada
February 28, 2018

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Nevsun Resources Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Nevsun Resources Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income, cash flows and changes in equity for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated February 28, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, under the heading Internal Control Over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Vancouver, Canada
February 28, 2018

Nevsun Resources Ltd. Consolidated Balance Sheets (Expressed in thousands of United States dollars)

	Note	December 31, 2017	December 31, 2016 (Restated – note 27)	January 1, 2016 (Restated – note 27)

Assets

Current assets
Cash and cash equivalents	7	$124,598	$199,256	$434,340
Accounts receivable and prepaids	8	32,006	14,986	15,209
Inventories	9	72,261	75,462	77,495
Due from non-controlling interest	10	-	5,000	5,355
		228,865	294,704	532,399
Non-current assets
Due from non-controlling interest	10	-	-	38,825
Account receivable	8	-	388	725
Inventories	9	14,926	48,764	20,042
Mineral properties, plant and equipment	11	842,561	894,970	357,993
		857,487	944,122	417,585
Total assets		$1,086,352	$1,238,826	$949,984

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	12	$62,943	$64,730	$56,881
Dividends payable	15	3,022	12,053	7,991
Income taxes payable	13	-	10,090	5,385
Provision for Lower Zone commitment		581	6,718	-
		66,546	93,591	70,257

Non-current liabilities
Deferred income taxes	13	32,722	42,100	44,859
Provision for mine closure and reclamation	14	33,943	40,676	38,732
		66,665	82,776	83,591
Total liabilities		133,211	176,367	153,848

Equity
Share capital	15	702,822	700,133	407,945
Share-based payments reserve		10,432	12,775	15,796
Retained earnings		90,540	183,465	225,442
Equity attributable to Nevsun shareholders		803,794	896,373	649,183

Non-controlling interest		149,347	166,086	146,953
Total equity		953,141	1,062,459	796,136
Total liabilities and equity		$1,086,352	$1,238,826	$949,984

Commitments and contingencies (notes 21, 26)
Change in accounting policy (note 27)
The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:
“David S. Smith”	Director	“Ian W. Pearce”	Director
David S. Smith		Ian W. Pearce

Nevsun Resources Ltd. Consolidated Statements of Comprehensive Income (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2017 and 2016

	Note	2017	2016 (Restated – note 27)

Revenues	17	$289,397	$230,705
Cost of sales
Operating expenses	18	(188,423)	(103,442)
Royalties		(18,399)	(11,454)
Depreciation and depletion	11	(59,326)	(33,126)
Impairment charges	6	(49,022)	-
Earnings (loss) from mine operations		(25,773)	82,683

Exploration expenses	20	(50,773)	(18,628)
Administrative expenses	19	(19,302)	(19,213)
Finance income	10	1,364	3,515
Finance costs	14	(1,944)	(1,944)
Share of loss from associate (Reservoir)		-	(1,862)
Income (loss) before taxes		(96,428)	44,551

Income taxes	13	(3,173)	(28,345)
Net income (loss) and comprehensive income (loss)		$(99,601)	$16,206

Net income (loss) and comprehensive income (loss) attributable to:
Nevsun shareholders		$(84,725)	$(2,673)
Non-controlling interest		(14,876)	18,879
		$(99,601)	$16,206

Loss per share attributable to Nevsun shareholders:	15
Basic		$(0.28)	$(0.01)
Diluted		$(0.28)	$(0.01)

The accompanying notes form an integral part of these consolidated financial statements.

Nevsun Resources Ltd. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) Years ended December 31, 2017 and 2016

	Note	2017	2016 (Restated – note 27)
Operating activities
Net income (loss)		$(99,601)	$16,206
Items not involving the use (receipt) of cash
Impairment charge		49,022	-
Depreciation and depletion		59,176	33,165
Share of loss from associate		-	1,862
Income taxes		3,596	28,345
Share based compensation	15	1,535	1,550
Interest income on due from non-controlling interest	10	-	(898)
Provisions for inventory obsolescence and net realizable value adjustments	9	4,054	4,049
Other		570	557

		18,532	84,836
Changes in non-cash operating capital
Accounts receivable and prepaids		(19,101)	1,845
Inventories		(368)	(23,670)
Accounts payable and accrued liabilities		(412)	(10,505)

Net cash generated from (used in) operating activities		(1,529)	52,506
Income taxes paid	13	(18,794)	(26,626)

Net cash provided by (used in) operating activities		(20,323)	25,880
Investing activities
Acquisition of Reservoir Minerals Inc., net of cash received		-	(205,064)
Pre-commercial production sales receipts		-	34,313
Pre-commercial production costs capitalized		-	(42,540)
Expenditures on mineral properties, plant and equipment		(31,113)	(24,287)
Changes in non-cash working capital related to investing activities		(1,646)	8,813

Net cash used in investing activities		(32,759)	(228,765)
Financing activities
Dividends paid to Nevsun shareholders	15	(18,821)	(34,407)
Distributions to non-controlling interest		(8,000)	(16,000)
Amounts repaid by non-controlling interest, including interest	10	5,000	17,500
Issuance of common shares, net of issue costs	15	245	902
Share issue costs related to dividend reinvestment program		-	(194)

Net cash used in financing activities		(21,576)	(32,199)
Decrease in cash and cash equivalents		(74,658)	(235,084)
Cash and cash equivalents, beginning of year		199,256	434,340
Cash and cash equivalents, end of year		$124,598	$199,256

Nevsun Resources Ltd. Consolidated Statements of Changes in Equity (Expressed in thousands of United States dollars) Years ended December 31, 2017 and 2016

	Number of shares (note 15)	Share capital (note 15)	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2015 (Restated – note 27)	199,781,469	$407,945	$15,796	$225,442	$649,183	$146,953	$796,136
Shares issued on acquisition of Reservoir Minerals Inc.	99,870,330	287,033	-	-	287,033	-	287,033
Mineral properties acquisition	-	-		-	-	15,052	15,052
Exercise of stock options	351,668	902	-	-	902	-	902
Exercise of SARs	755,380	-	-	-	-	-	-
Transfer to share capital on exercise of stock options	-	365	(365)	-	-	-	-
Transfer to share capital on exercise of SARs		2,492	(3,809)	501	(816)	-	(816)
Transfer on forfeiture of vested options	-	-	(255)	255	-	-	-
Share-based payments	-	-	1,408	-	1,408	-	1,408
Shares issued as part of dividend reinvestment program	564,044	1,590	-	(1,590)	-	-	-
Share issue costs related to dividend reinvestment program	-	(194)	-	-	(194)	-	(194)
Income (loss) for the year (Restated – note 27)	-	-	-	(2,673)	(2,673)	18,879	16,206
Dividends declared	-	-	-	(38,470)	(38,470)	-	(38,470)
Distributions to non-controlling interest	-	-	-	-	-	(16,000)	(16,000)
Spending on Lower Zone commitment	-	-	-	-	-	1,202	1,202
December 31, 2016 (Restated – note 27)	301,322,891	$700,133	$12,775	$183,465	$896,373	$166,086	$1,062,459
Exercise of stock options	81,333	245	-	-	245	-	245
Transfer to share capital on exercise of stock options	-	107	(107)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(2,164)	2,164	-	-	-
Stock options reclassified to cash-settled units	-	-	(1,718)	1,718	-	-	-
Share-based payments	-	-	1,646	-	1,646	-	1,646
Shares issued as part of dividend reinvestment program	808,256	2,337	-	-	2,337	-	2,337
Loss for the year	-	-	-	(84,725)	(84,725)	(14,876)	(99,601)
Dividends declared	-	-	-	(12,082)	(12,082)	-	(12,082)
Distributions to non-controlling interest	-	-	-	-	-	(8,000)	(8,000)
Spending on Lower Zone commitment	-	-	-	-	-	6,137	6,137
December 31, 2017	302,212,480	$702,822	$10,432	$90,540	$803,794	$149,347	$953,141

The accompanying notes form an integral part of these consolidated financial statements.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

1.	Description of business and nature of operations

Nevsun is headquartered in Vancouver, British Columbia. Nevsun’s mission is to build a strong, multi-mine, mid-tier mining company, delivering shared prosperity to all stakeholders. Nevsun’s common shares trade on the TSX and the NYSE American LLC (“NYSE American”), under the trading symbol “NSU”. The Company’s three principal assets are its ownership interest in the Timok Project, a high-grade copper-gold development project in Serbia, its Bisha Mine in Eritrea, and its strong balance sheet with approximately $125 million in cash and cash equivalents and no debt. The Company also holds a number of additional exploration licenses and permits in Serbia, Macedonia and in the Bisha mining district.

A 100% ownership interest in the Timok Project Upper Zone was acquired as part of the acquisition of Reservoir Minerals Inc. (“Reservoir”) on June 23, 2016 (the “Acquisition Date”). The Company’s primary focus is to bring the Timok Project Upper Zone into production in an expedient, safe and well-designed, optimized manner.

The Timok Project is a joint venture between the Company and Freeport-McMoRan Exploration Corporation (“Freeport”). The Company is currently the operator of the Timok Project and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and is funding the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work pursuant to the terms of its joint venture arrangement based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study on either the Upper Zone or Lower Zone, Freeport’s ownership in the Lower Zone will increase to 54%. The Company will then own 100% of the Upper Zone and 46% of the Lower Zone. The Company and Freeport will be entitled to their pro-rata share of the economic benefits of the Lower Zone and the Company will be entitled to 100% of the economic benefits of the Upper Zone. From the Acquisition Date through December 31, 2017, the Company has incurred $18,532 of agreed Lower Zone work.

The Bisha Mine is a Volcanogenic Massive Sulfide (“VMS”) deposit which has been in production since February 2011. The first phase of the mine included gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the supergene phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved in December 2013. Mining copper ore from the supergene phase ceased during Q2 2016. Commissioning of the zinc plant commenced in early June 2016 and commercial production was achieved in October 2016. The Company is now in the primary phase of the mineral deposit at the Bisha Mine and will continue to produce both zinc and copper in concentrate through to the end of the mine life, which is projected to the end of 2021.

The Bisha Mine is owned by Bisha Mining Share Company (“BMSC”), a 60% owned indirect subsidiary of Nevsun, with the remaining 40% owned by the State-owned Eritrean National Mining Corporation (“ENAMCO”). On December 12, 2007, BMSC was granted a 20-year mining licence for the Bisha Mine, and on July 6, 2012, a 10-year mining licence was granted for the Harena property, where a satellite VMS deposit exists. In 2016, BMSC acquired additional mineral exploration licence areas and now holds two exploration licences (Tabakin and New Mogoraib) in the Bisha mining district which is in close proximity to the Bisha Mine. The exploration licences, which cover 814 square kilometres, include a number of potential satellite VMS deposits. The Company and ENAMCO continue to investigate alternatives to extend the mine life, including potential underground developments and a regional exploration program.

The consolidated financial statements of Nevsun for the year ended December 31, 2017, were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 28, 2018.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

2.	Basis of preparation (continued)

These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments which have been measured at fair value. These consolidated financial statements are presented in United States dollars and all values are rounded to the nearest thousand, except where otherwise noted.

The Company’s significant accounting policies are presented in note 3 and have been applied consistently in each of the periods presented. The critical judgements in applying accounting policies and sources of estimation are presented in note 5.

3.	Summary of significant accounting policies

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany transactions and balances are eliminated on consolidation. For subsidiaries that the Company controls but does not own 100% of, the interest attributable to non-controlling shareholders is reflected in non-controlling interest. Adjustments to non-controlling interests are accounted for as equity transactions and adjustments that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

The Company consolidates its controlling interest in Rakita Exploration d.o.o. Beograd (“Rakita”; Serbia), acquired through the Reservoir Transaction. The allocation of net assets and profit or loss between Nevsun and the non-controlling shareholder is based on each party’s economic rights to the underlying cash flows and net assets associated with the Timok mineral property.

Significant subsidiaries of Nevsun Resources Ltd. are as follows:

Name	Country of incorporation	Principal activity	Nevsun’s effective interest

Nevsun Africa (Barbados) Ltd.	Barbados	Holding company	100%
Bisha Mining Share Company	Eritrea	Mining	60%
Rakita Exploration d.o.o. Beograd	Serbia	Project	100% of Upper Zone and 60.4% of Lower Zone

(b)	Foreign currency translation

The functional and reporting currency of the Company and all its subsidiaries is the United States dollar. Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the transaction. Foreign currency translation differences are recognized in profit or loss.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

3.	Summary of significant accounting policies (continued)

(c)	Revenue recognition and trade receivables

The Company includes proceeds from the sale of product, including by-product, in revenue. Revenue is recognized when the transfer of title and the risk and rewards of ownership pass to the customer provided that collection is reasonably assured, the price can be reliably measured, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

All sales are completed in the form of executed sales agreements where final prices are determined by quoted market prices on a date subsequent to the date of sale.  Revenue is recorded on a provisional basis based on current market prices on the date of sale. Adjustments are made to the sale price based on movements in quoted market prices up to the date of final pricing. The adjustment mechanism in these sales agreements is considered an embedded derivative.  The fair value of the final sales price adjustment is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to revenue.  Any subsequent variations in the final determination of metal concentrate weight and metal content are also recognized as revenue adjustments.

Revenue is presented net of treatment and refining charges.

(d)	Inventories

Inventories include materials and supplies, work-in-progress and finished goods, and are valued at the lower of weighted average cost and net realizable value. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for materials and supplies includes purchase price and freight, and cost for work-in-progress and finished goods are the costs of production. For this purpose, the costs of production include:

(i)	fuel, power, labour costs, materials, and contractor expenses that are all directly attributable to the extraction and processing of ore;

(ii)	the depreciation of mineral properties and plant and equipment used in the extraction and processing of ore; and

(iii)	production overheads.

Work-in-progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. Quantities are assessed primarily through surveys and assays.

With respect to concentrate stockpiles, in months when the Company is producing only one type of concentrate, costs of production are allocated in their entirety to the concentrate produced within that month. In months when the Company is producing multiple concentrates, costs of production are determined on a co-product basis. Directly attributable costs are allocated to the respective concentrate produced, and common costs are allocated to each concentrate based on the ratio of payable production volume within the respective concentrate, multiplied by budgeted metal prices. Budgeted prices are used to eliminate price volatility and improve comparability of reporting between periods.

Write-downs of inventories to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurred. Such write-downs are reversed in the event that there is a subsequent increase in the net realizable value of the inventory. Net realizable value is based on market prices less costs of completion and selling expenses. In cases where inventories are classified as long-term based on estimated future production dates, net realizable values make use of estimated future prices consistent with estimated production.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

3.	Summary of significant accounting policies (continued)

(e)	Mineral properties, plant and equipment

(i)	Exploration and evaluation expenditures

The Company capitalizes all direct costs related to the acquisition of mineral property interests in the period in which they are incurred. Once the legal right to explore an area has been secured, exploration and evaluation costs are expensed as incurred, until the point at which the mineral property has identified proven and probable reserves and the Company has also determined that it is probable that additional exploration and evaluation expenditures on that property will provide future economic benefits. When these criteria are met, subsequent exploration and evaluation costs are capitalized as incurred. Tangible assets used in the exploration and evaluation phase are capitalized. Examples of expenditures that meet the definition of exploration and evaluation expenditures include drilling, assaying, sampling, technical studies and related administration expenses.

Obligations for removal and restoration as a result of undertaking the exploration and evaluation are capitalized.

Management reviews the carrying value of capitalized exploration when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. The review is based on the exploration findings to date and the Company’s intentions for further exploration and development of the property. Impairment assessments of capitalized exploration and evaluation expenditures are made in accordance with note 3(e)(vii), below.

Refer to note 27 for additional disclosure regarding the Company’s voluntary change in accounting policy with respect to exploration and evaluation expenditures, made effective as of December 31, 2017.

(ii)	Development and construction in progress

Expenditures outside of exploration and evaluation incurred as part of development and construction, including those that improve on-site accessibility, are capitalized as construction-in-progress and are included within mineral properties, plant and equipment. When economically viable reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral properties, plant and equipment. Costs associated with the commissioning of new assets incurred before they are operating in the way intended by management, including directly attributable costs of testing, are capitalized. Development expenditures are net of the proceeds of the sale of metals produced during this phase. When developed or constructed assets are operating in the manner intended by management, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

The costs of removing overburden to access ore are capitalized as pre-production stripping costs and are included within mineral properties, plant and equipment and depreciation commences.

(iii)	Plant and equipment

Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

3.	Summary of significant accounting policies (continued)

(e)	Mineral properties, plant and equipment (continued)

(iv)	Lease arrangements

Leases that transfer substantially all of the benefits and risks incidental to the ownership of property to the Company are accounted for as finance leases. Assets under finance lease are originally capitalized at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the finance lease obligation and finance charge. The plant and equipment acquired under finance lease is depreciated over the shorter of the asset’s useful life and the lease term. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Where a lease is prepaid, the obligation is offset against the prepayment.

The Company has entered into arrangements that are in substance leasing arrangements and have been accounted for in accordance with this policy.

(v)	Depreciation and depletion

Mineral properties, plant and equipment associated with mining operations are depreciated over the estimated useful lives of the assets on a units-of-production basis or on a declining balance basis at rates of 40% to 60% per annum, as appropriate. All other equipment is depreciated on a declining balance basis at rates of 40% to 60%, as appropriate. Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required. During 2017, the declining balance rates were increased from a range of 5-33% to 40-60% in consideration of a shorter Bisha Mine life of mine.

(vi)	Stripping costs in the production phase

Where production stripping activity does not result in inventory produced, but does provide improved access to the ore body, the costs are deferred when the stripping activity meets all of the following criteria: (1) it is probable that the future economic benefit associated with the stripping activity will flow to the Company; (2) the Company can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably. Deferred stripping costs are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(vii)	Impairment of non-financial assets

Non-financial assets are evaluated at the end of each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

3.	Summary of significant accounting policies (continued)

(e)	Mineral properties, plant and equipment (continued)

(vii)	Impairment of non-financial assets

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value less costs to sell and value in use when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs and the discount rate used. Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

(f)	Provision for mine closure and reclamation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting estimated costs are capitalized to the corresponding asset. The provision for mine closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgements and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in mine closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

(g)	Financial instruments

(i)	Financial assets

The Company initially recognizes loans and receivables on the date that they originate. All other financial assets are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies its non-derivative financial assets as loans and receivables. The classification depends on the purpose for which the financial assets were acquired, and management determines the classification of financial assets at recognition.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

3.	Summary of significant accounting policies (continued)

(g)	Financial instruments (continued)

(i)	Financial assets (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables, and loan to supplier. Trade receivables include embedded derivatives which are provisionally priced and are measured at fair value with changes recognized in profit or loss.

(ii)	Financial liabilities

The Company classifies all of its financial liabilities as other financial liabilities. Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

(h)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable or receivable in respect of previous years. The Company uses the balance sheet method of accounting for deferred income taxes. Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income against which the deferred tax assets can be utilized will be available. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expenses in the year that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

3.	Summary of significant accounting policies (continued)

(i)	Share-based payments

(i)	Stock options

The Company has a stock option plan that is described in note 15(b). Stock options granted to employees and directors are measured at the grant date fair value of the instruments issued and amortized as an expense with a corresponding increase in equity over the vesting periods. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. Upon the exercise of stock options, consideration received is recorded as share capital and the related share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to retained earnings.

(ii)	Stock appreciation rights (SARs)

SARs allow the holder to receive cash or common shares of the Company in the amount of the underlying value of the associated stock option.  When the holder has the option of settling in cash or shares, the fair value of the SAR is recorded as a liability with no value assigned to an equity component. Changes to the fair value of the liability are recognized in profit or loss.

Where the holder elects to take common shares instead of cash, the value of the related liability is transferred directly to share capital; where the holder elects to settle SARs in cash instead of common shares, the value of the related liability is extinguished when the cash is paid.

In certain cases, SARs allow for the Board to elect for the option holder to receive the net value of the options held in shares. The net value is calculated as the difference between the market price of the Company’s shares on the date before exercise and the exercise price of the option, less statutory withholdings required on the employee’s behalf. In instances where the fair value on the date of exercise exceeds the original estimated fair value already recognized, additional expense is recorded in the period of exercise. The value allocated to the options, less withholding taxes, is transferred to share capital. In instances where the fair value on the date of exercise is less than the original estimated fair value, the difference is credited to retained earnings.

(iii)	Restricted, performance and deferred share units (RSUs, PSUs and DSUs)

RSUs, PSUs and DSUs allow the holder to receive cash in an amount calculated with reference to the value of the Company’s shares. The RSUs, PSUs and DSUs are recorded as a liability at fair value at year end, with changes in the fair value of the liability recognized in profit or loss. The liability is extinguished when the units vest and cash is paid to the holder or when the units otherwise expire.

RSUs vest in thirds over a three-year period, beginning one year after the grant date, and are settled in cash upon vesting. PSUs vest in full three years after the grant date and are settled in cash upon vesting, with payout value based on the Company’s share price performance relative to a group of peers. Both units are valued with reference to the Company’s current share price.

DSUs vest either immediately or over a specified time period, and are settled in cash when the holder of the units retires or resigns from the Company. DSUs are valued with reference to the Company’s current share price.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

3.	Summary of significant accounting policies (continued)

(j)	Investments in associates

An associate is an entity over which the Company has significant influence. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control over those policies.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses its investment in associates for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition and if the event or events have an impact on the estimated future cash flows of the investment.

(k)	Non-monetary transactions

The cost of an item of property, plant and equipment is measured at fair value unless the exchange lacks commercial substance, or the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up. The Company determines whether an exchange transaction has commercial substance by considering the extent to which the Company’s future cash flows are expected to change as a result of the transaction.

(l)	Earnings per share

Earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method. The weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes all in-the-money stock options and stock appreciation rights are exercised at the beginning of the year and that the proceeds to be received on their exercise are used to repurchase common shares at the average market price during the year.

4.	Accounting changes and recent accounting pronouncements

IFRS 9 –Financial Instruments

On January 1, 2018, the Company will adopt IFRS 9 –Financial Instruments, replacing IAS 39 –Financial Instruments. The new standard reflects the scope of IAS 39, and accordingly all financial instruments addressed within IAS 39 will be addressed by IFRS 9. IFRS 9 provides three different measurement categories for financial assets – subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income – while all financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset. All financial instruments are initially recognized at fair value. The Company has conducted an analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting. The Company has concluded that the implementation of the new standard will not have a material impact on the measurement of the Company’s reported financial instruments, however there may be changes to terminology used and information disclosed. The Company continues to evaluate its disclosure obligations under IFRS 9.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

4.	Accounting changes and recent accounting pronouncements (continued)

IFRS 15 –Revenue from Contracts with Customers

On January 1, 2018, the Company will adopt IFRS 15 –Revenue from Contracts with Customers, replacing IAS 18 –Revenue. The new standard will enact a methodology of recognizing revenue in line with the transfer of promised goods or services, and allocating revenue to separately identifiable goods or services identified within a contract. In order to facilitate this identification and allocation process, the new standard employs a five-step model with prescriptive steps and decision-making criteria. The Company has conducted an analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting. The Company has concluded that the implementation of the new standard will not have a material impact on the Company’s reported financial results. The Company continues to evaluate its disclosure obligations under IFRS 15.

IFRS 16 –Leases

On January 1, 2019, the Company will adopt IFRS 16 –Leases, replacing IAS 17 –Leases. The new standard aims to bring most leases into which a lessee has entered on-balance sheet and provides new guidelines under which a lessee must evaluate and measure a contract that contains a lease. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities in the statement of profit or loss. The Company is currently evaluating the financial impact the new standard will have on its financial results.

5.	Use of judgements and estimates

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

(a)	Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainty (note 5(b)), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Achievement of commercial production

Costs incurred to construct and develop mineral properties, plant and equipment, including directly attributable costs of testing, are capitalized until the assets are brought into the location and condition necessary to be capable of operating in the manner intended by management. Net proceeds from the sale of metals produced during this period are offset against costs capitalized. Depletion of capitalized costs for mineral properties and related plant and equipment begins when operating levels intended by management have been reached. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Bisha Mine reached the operating levels intended by management with regards to copper production from supergene ore on December 1, 2013, and zinc production from primary ore on October 1, 2016.

(ii)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

5.	Use of judgements and estimates (continued)

(a)	Judgements (continued)

(iii)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(iv)	Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. Potential indicators of impairment must be evaluated in conjunction with many factors, including current and forecast economic conditions, internal projections and other factors which may indicate whether there is an indicator of impairment present, and accordingly, whether impairment testing is required. Management has determined that there were no additional indicators of impairment as at December 31, 2017 other than those discussed in note 6.

(v)	Exploration and evaluation

The Company’s management evaluated the Company’s accounting policy for exploration and evaluation expenditures and determined that a change would provide more relevant and reliable information to a user of the Company’s financial statements, as discussed in note 27.

(b)	Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

5.	Use of judgements and estimates (continued)

(b)	Key sources of estimation uncertainty (continued)

(i)	Reserve estimates including life of mine plan

The Company estimates its ore reserves and mineral resources based on information compiled by experts. Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted based on recoverable base metal pounds or ore reserve tonnes, depending on the use of the asset. Changes to estimates of recoverable quantities of base metals, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depletion rates and impairment analysis.

(ii)	Estimated mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

(iii)	Fair value of embedded derivative

The value of trade receivables from the sale of concentrate and direct shipping ore is measured using quoted forward market prices as at the balance sheet date that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the concentrate or ore. Fluctuations in the underlying market prices of zinc, copper, gold and silver, metal content and concentrate weight can cause significant changes to the ultimate final settlement value of the receivables and the final revenue recorded can vary significantly as a result.

(iv)	Net realizable value

Inventories, including ore stockpiles and concentrate inventories, are valued at the lower of weighted average cost and net realizable value. If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated over the planned processing timeframe for such ore. Evaluating net realizable value requires estimates to be made with respect to various inputs, including price assumptions, costs to complete, realization and selling costs, and timing of production.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

5.	Use of judgements and estimates (continued)

(b)	Key sources of estimation uncertainty (continued)

(v)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Forecasted income from operations is based on life of mine projections internally developed and reviewed by management.

Importance is given to tax planning opportunities that are within the Company’s control, are feasible and can be implemented without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi)	Share-based payments

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares, whether a non-trading restriction has been imposed by the Company, and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

6.	Write down and indicator of impairment

The Company recorded a write down of $69,735 as at June 30, 2017 in connection with the revised Bisha life of mine plan. The write down was comprised of $58,817 related to long-term ore stockpiles for material which were no longer expected to be processed under the life of mine plan and $10,918 related to equipment and related capital inventory for which there is no longer any useful life.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

6.	Write down and indicator of impairment (continued)

Subsequent to June 30, 2017, the Company undertook further test work on its difficult-to-treat primary ore (“zinc-only” ore; formerly referred to as “Boundary” ore) in stockpiles by conducting processing campaigns of this material through the plant, utilizing new minerology identification, operating parameters and reagents customized for this ore characteristic. These plant trials did not attain any satisfactory recovery of copper into copper concentrate but did achieve high recoveries of zinc into zinc concentrate when both flotation circuits were dedicated to zinc recovery only. The zinc-only stockpiles are not homogenous and have known variations in grades and mineralogy, and have been segregated into different stockpiles based on that classification. Based on the successful recovery of zinc from these trials, the Company now expects that the metallurgical performance can be consistently replicated for at least a portion of the remaining ore in stockpiles. As a result, the Company has reversed $13,087 of the previously recognized impairment associated with the approximately 600,000 tonnes of zinc-only ore that have the requisite characteristics for successful processing. Additionally during 2017, the Company also reversed $6,507 of the previously recognized impairment related to material that was successfully processed in 2017. As at December 31, 2017, $32,163 of the impairment charge remains related to the zinc-only in lower-grade stockpiles that are not economic to process using current estimates for zinc prices and operating costs including off-site charges.

The Company also considered the reduction in the mine life as an indicator of impairment during the three months ended June 30, 2017. In accordance with the Company’s accounting policy, the Company completed an analysis of the recoverable amount of the Bisha cash generating unit (“CGU”). Management determined the recoverable amount exceeded the carrying value and accordingly no impairment was required. Determining the estimated fair value of the Bisha CGU required management to make estimates and assumptions with respect to future production levels including recovery rates and concentrate grades, operating and capital costs, long term metal prices and income taxes. Management used a market-based approach to value mineral resources and exploration potential (commonly referred to as Value Beyond Proven and Probable (“VBPP”)). Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

The most sensitive assumptions in the Company’s impairment analysis included long term prices for zinc and copper, zinc and copper recovery rates, and the consensus price per resource-pound applied to total resources in determining VBPP. For long term prices and VBPP, management looked to third party consensus estimates to support their judgement. For zinc and copper recoveries, management used its judgement based on current operating data and the mine plan.

7.	Supplemental cash information

	2017	2016
Cash	$59,504	$56,014
Cash equivalents	65,094	143,242
Cash and cash equivalents	$124,598	$199,256

The Company maintains most of its cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

7.	Supplemental cash information

Supplementary information for the statements of cash flows is as follows:

	2017	2016
Non-cash investing and financing transactions
Mineral properties acquired by way of non-monetary transaction	$-	$37,630
Shares issued on acquisition of Reservoir Minerals Inc.	-	287,033
Shares issued as part of DRIP	2,337	1,590
Closure and reclamation decrease in mineral properties, plant and equipment	(8,677)	-
Capital assets by way of finance lease	-	623
Depreciation added to (relieved from) inventory	(3,622)	4,743

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

8.	Accounts receivable and prepaids

	2017	2016
Trade receivables	$16,556	$3,338
Advances to vendors	11,199	7,725
Loan receivable	354	902
Prepaid expenses	2,305	1,702
Other receivables	1,592	1,707
Total accounts receivable and prepaids	$32,006	$15,374
Less: non-current portion of loan receivable	-	(388)
Accounts receivable and prepaids recorded as a current asset	$32,006	$14,986

9.	Inventories

	2017	2016
Materials and supplies	$52,230	$52,198
Work-in-progress	20,592	54,299
Finished goods – concentrates	14,365	17,729
Total inventories	$87,187	$124,226
Less: non-current portion of ore in stockpiles	(14,926)	(48,764)
Inventory recorded as a current asset	$72,261	$75,462

At June 30, 2017, the Company recorded an impairment charge of $58,817 related to non-current ore in stockpiles (note 6), comprised of $51,757 of primary (zinc-only) ore, $2,952 of oxide ore and $4,108 of pyrite sand ore. Subsequent to June 30, 2017, the Company recorded a reversal of impairment of $19,594 as a result of having successfully conducted plant processing trials on the zinc-only ore stockpiles, comprised of $6,507 of primary ore that was successfully processed and $13,087 of ore in stockpiles as at December 31, 2017 that are estimated to be economic to process in the future.

The non-current portion of ore in stockpiles as at December 31, 2017 consisted of primary ore (zinc-only) of $13,087 and supergene ore of $1,839. The non-current portion of ore in stockpiles as at December 31, 2016 consisted of primary ore, oxide ore, pyrite sand ore and supergene ore of $40,975, $2,852, $4,174 and $763, respectively. Depreciation of $6,370 is included in work-in-progress and finished goods inventories at December 31, 2017 (December 31, 2016 – $9,992). Included in the write-down of ore in stockpiles during the year ended December 31, 2017 was depreciation of $6,347. Included in the reversal of write-down of ore in stockpiles during the year ended December 31, 2017 was depreciation of $557.

During 2017, the Company recorded a charge of $1,745 (2016 – $1,919) to record provisions for slow-moving and obsolete materials and supplies inventory and a charge of $4,366 to record concentrate inventory at the lower of cost and net realizable value. These charges were offset in part by a credit of $2,057 to reverse a previous provision recorded against stockpiled primary ore. As at December 31, 2017, the Company has materials and supplies inventory of $3,687 held for sale. This inventory has been written down to its estimated net realizable value. All inventories are located at the Bisha Mine.

10.	Due from non-controlling interest

The amounts due from ENAMCO arose originally in October 2007 when the Company entered into an agreement with ENAMCO whereby the State increased its ownership in BMSC to 40% from its previous 10% free carried interest provided by Eritrean mining legislation. In June 2016, the Company signed an amended shareholders agreement with ENAMCO confirming that the remaining amount due from non-controlling interest of $10,000 would be paid by ENAMCO in two $5,000 installments in October 2016 and April 2017, respectively, both of which have now been received. Interest income of $nil was recorded during the year ended December 31, 2017 (2016 - $898).

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

10.	Due from non-controlling interest (continued)

	2017	2016
Opening Balance	$5,000	$44,180
Accrued interest on purchase price receivable	-	898
Amounts received from non-controlling interest, including interest	(5,000)	(17,500)
Non-monetary exchange for mineral properties	-	(22,578)
Total due from non-controlling interest	$-	$5,000
Less: non-current portion of due from non-controlling interest	-	-
Due from non-controlling interest recorded as a current asset	$-	$5,000

11.	Mineral properties, plant and equipment

The Company’s properties are located in Serbia, Eritrea and Macedonia. The principal property in Serbia is the Brestovac – Metovnica exploration license which hosts the Timok Project. The Company also holds as part of the Timok Project three additional exploration licenses. The Company holds eight additional exploration licenses in the Bor region of Serbia that form the Tilva Joint Venture with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). All exploration expenditures on these eight exploration licenses are funded by Rio Tinto. The Company also holds seven additional 100%-owned exploration licenses in Serbia.

The properties in Eritrea consist of two mining licenses, Bisha and Harena, and two exploration licenses, Tabakin and New Mogoraib. All properties are subject to a mining agreement with the Government of Eritrea. The Bisha mining license was granted in 2008 for an initial period of 20 years and the Harena mining license was granted in 2012 for 10 years. Both licenses can be extended if required. The Tabakin exploration license was granted in 2016 for 10 years before land relinquishment requirements begin. The New Mogoraib license, also granted in 2016, is valid for three years with no relinquishments, followed by two one-year renewals with a 25% annual area reduction after year three.

Properties in Macedonia include two exploration permits and the East and Southeast prospecting licenses.

Costs classified as mineral properties represent historic acquisition, exploration, evaluation and development costs at Bisha and Harena, incurred subsequent to the declaration of the initial reserves on those exploration licenses. Construction-in-progress at December 31, 2017, represents costs associated with the Bisha tailings facility expansion.

As a result of the shorter Bisha Mine life announced during 2017, the unit rate of depreciation for assets depreciated using the units of production method increased, effective July 1, 2017. Additionally, the Company conducted an analysis of the declining balance amortization rates used on its other fixed assets in order to ensure sufficient amortization is taken through to the end of the mine life. The analysis resulted in a decision to increase these rates effective July 1, 2017. As a result of these two changes, the Company expects that depreciation and amortization will be higher each period for the remainder of the mine life. As a result of these changes, during the year ended December 31, 2017, before changes in inventory, the Company recorded estimated incremental depreciation and amortization of $17,549.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

11.	Mineral properties, plant and equipment (continued)

Year ended December 31, 2017	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2016 (Restated – note 27)	$547,331	$308	$33,865	$535,970	$1,117,474
Additions	1,029	8,002	2,575	19,831	31,437
Change to reclamation obligation	-	-	-	(8,677)	(8,677)
Transfers to inventory	-	-	-	(5,296)	(5,296)
Impairment charge (note 6)	-	-	-	(28,414)	(28,414)
December 31, 2017	548,360	8,310	36,440	513,414	1,106,524
Accumulated depreciation
December 31, 2016 (Restated – note 27)	-	-	17,079	205,425	222,504
Charge for the year	-	-	3,063	57,099	60,162
Impairment charge (note 6)	-	-	-	(18,703)	(18,703)
December 31, 2017	-	-	20,142	243,821	263,963
Net book value December 31, 2017	$548,360	$8,310	$16,298	$269,593	$842,561

Year ended December 31, 2016 (Restated – note 27)	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2015	$5,200	$64,906	$29,484	$431,863	$531,453
Acquisition of Reservoir Minerals Inc.	504,501	-	-	1,866	506,367
Mineral property acquisition	37,630	-	-	-	37,630
Additions	-	13,548	4,381	7,236	25,165
Pre-commercial production costs capitalized, net of sales receipts	-	21,670	-	-	21,670
Disposals	-	-	-	(2,494)	(2,494)
Transfers	-	(99,816)	-	99,816	-
Transfers to inventory	-	-	-	(2,317)	(2,317)
December 31, 2016	547,331	308	33,865	535,970	1,117,474
Accumulated depreciation
December 31, 2015	-	-	14,641	158,819	173,460
Charge for the year	-	-	2,438	48,329	50,767
Disposals	-	-	-	(1,723)	(1,723)
December 31, 2016	-	-	17,079	205,425	222,504
Net book value December 31, 2016	$547,331	$308	$16,786	$330,545	$894,970

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

11.	Mineral properties, plant and equipment (continued)

For the year ended December 31, 2016, the Company capitalized $21,072 of net testing costs directly attributable to bringing the Bisha zinc phase expansion plant to the condition necessary for it to be capable of operating in the manner intended by management. The $21,670 of capitalized costs consists of directly attributable commissioning costs of $41,205, depreciation and amortization of $13,443, and royalties of $1,335, net of sales receipts of $34,313. No such transactions occurred in 2017.

Additions to and transfers from construction-in-progress for the years ended December 31, 2017 and 2016 are comprised as follows:

	2017	2016
Opening balance of Construction-in-progress	$308	$64,906
Additions
Tailings dam	8,002	308
Zinc phase construction	-	13,240
Pre-commercial production costs capitalized, net of sales receipts (as restated)	-	21,670
Balance before transfers	8,310	100,124
Zinc phase assets transferred to plant and equipment (as restated)	-	(99,816)
Closing balance of Construction-in-progress	$8,310	$308

As at December 31, 2017, plant and equipment includes assets under finance lease arrangements with a net book value of $1,355 (2016 - $2,764). As at December 31, 2017, the Company had commitments to purchase property, plant and equipment of $1,782.

12.	Accounts payable and accrued liabilities

	2017	2016
Trade accounts payable	$38,288	$39,415
Accrued royalties	8,011	2,823
Accrued liabilities	16,644	22,492
	$62,943	$64,730

Included in accrued liabilities are incentive amounts due to employees (RSUs, PSUs) of $903 (December 31, 2016 - $2,324) and directors, including retired directors (DSUs) of $3,451 (December 31, 2016 – $5,830). During the year ended December 31, 2017 the Company recorded in administrative expenses $858 (2016 - $3,454) for RSUs and PSUs and $3,508 (2016 – $3,054) for DSUs.

13.	Income Taxes

(a)	Income tax expense

Income tax expense was recorded for income earned in the years ended December 31, 2017 and 2016, as follows:

	2017	2016 (Restated – note 27)
Current income tax expense	$(12,551)	$(31,331)
Deferred income tax recovery	9,378	2,986
Income tax expense	$(3,173)	$(28,345)

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

13.	Income Taxes (continued)

(b)	Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s statutory tax rate is as follows:

	2017	2016 (Restated – note 27)
Income tax recovery (expense) at statutory rate of 26.0%	$25,071	$(11,583)
Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(1,183)	(9,143)
Benefit of tax losses not recognized	(23,884)	(5,755)
Non-deductible and other items	(3,177)	(1,864)
	$(3,173)	$(28,345)
(1) The Company subject to statutory tax rates of 38% in Eritrea, 15% in Serbia, and 10% in Macedonia.

(c)	Recognized deferred tax assets and liabilities

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	2017	2016 (Restated – note 27)
Tax losses	5,176	-
Provisions against inventories	6,973	6,480
Mineral properties, plant and equipment	(44,871)	(48,580)
Net deferred tax liabilities	$(32,722)	$(42,100)

(d)	Unrecognized tax losses and tax assets

At December 31, 2017, the Company has available losses for income tax purposes in Canada of approximately $84,755 (2016 – $73,680), approximately $11,113 of which were acquired in 2016 as part of the Reservoir transaction and are subject to restricted future use. The Company also has available losses for income tax purposes in Serbia of approximately $99,667 (2016 – $43,307), in Macedonia of approximately $2,046 (2016 – $847), in Barbados of approximately $5,094 (2016 – $7,158) and in Eritrea of $1,394 (2016 – $1,394). If not utilized to reduce income in future periods, all losses will expire through 2032. The benefits of these available tax losses and tax assets have not been recognized. Access to some of the losses carried forward in the future may be restricted.

Deferred tax assets have not been recognized in respect of the following items:

	2017	2016
Mineral properties, plant and equipment	$3,183	$2,974
Tax losses carried forward	192,938	126,386
	$196,121	$129,360

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

14.	Provision for mine closure and reclamation

	2017	2016
Balance, beginning of year	$40,676	$38,732
Accretion	1,944	1,944
Decrease to liability	(8,677)	-
Balance, end of year	$33,943	$40,676

The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha and Harena sites upon completion of mining in 2021. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and monitoring, and demolition and removal of physical infrastructure and equipment. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance as at December 31, 2017, known legal requirements for reclamation activities, and cost and timing estimates reviewed by a third-party specialist.
During 2017, a third-party specialist conducted a full review of the Bisha and Harena reclamation plan and provided an updated cost estimate. The review consisted of measuring the current mine footprint and disturbance areas, quantifying requisite work levels, obtaining cost estimates, and forecasting the timing of all expenditures to be incurred, including pre- and post-closure activities. Cost estimates obtained by the third-party specialist include both internal and external rate estimates, depending on which rate was deemed most appropriate for the type of work to be conducted. The overall cost estimate decreased as a result of internal rate estimates being lower than previously-used external rates.

Management used a pre-tax discount rate of 6.1% and an inflation factor of 2.5% in preparing the Company’s provision for mine closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on known disturbances, legal requirements and estimated costs as at December 31, 2017, the undiscounted inflation-adjusted liability for provision for mine closure and reclamation is estimated to be approximately $45,915 (December 31, 2016 – $59,100). The forecast cash expenditures are expected to occur over a period of time extending up to ten years after the projected closure of the Bisha and Harena sites. Accretion expense of $1,944 (2016 – $1,944) is recorded in finance costs.

15.	Share Capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	Stock options

The shareholders of the Company renewed a stock option plan on May 4, 2015 (the Plan). The Plan expires after three years and has not materially changed since September 5, 2012. The maximum number of options that can be issued under the Plan is 6.75% of outstanding shares, for a maximum option life of 5 years. As at December 31, 2017, there are no longer any options remaining granted under the former stock option plan. Total options outstanding are 9,364,433 at December 31, 2017.

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods ranging between one and three years. During 2017, share-based payments costs were calculated using the following weighted average assumptions: expected life of option 3.7 years (2016 – 2.9 years), stock price volatility 39% (2016 – 39%), dividend yield 2.0% (2016 – 4.7%) and a risk-free interest rate yield of 1.4% (2016 – 0.8%). The fair value is particularly impacted by the Company’s stock price volatility.

The year ended December 31, 2017 includes $1,646 (2016 - $1,408) in share-based payment costs related to stock options, all of which were presented in administrative expenses.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

15.	Share Capital (continued)

(b)	Stock options (continued)

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2015	12,893,833	$3.90
Granted	2,193,100	4.31
Exercised as stock options	(351,668)	3.43
Exercised as SARs	(3,750,000)	3.22
Forfeited or expired	(1,916,500)	5.54
Outstanding, December 31, 2016	9,068,765	3.95
Granted	3,965,000	2.93
Exercised as stock options	(81,333)	3.96
Forfeited or expired	(3,587,999)	4.08
Outstanding, December 31, 2017	9,364,433	$3.47

Type	Range of exercise price (CAD)	Number of options	Average remaining life in years
Vested (exercisable)	$3.28 – $4.40	3,886,311	2.0
Unvested	$2.65 – $4.32	5,478,122	4.4
Total	$2.65 – $4.40	9,364,433	3.4

The weighted average share price of the Company on the dates options were exercised in 2017 was CAD $4.44 (2016 – CAD $4.32). The weighted average exercise price of options exercisable at the end of the year was CAD $3.80 (December 31, 2016 – CAD $4.28).

(c)	Stock appreciation rights

At December 31, 2017, no amount (December 31, 2016 - $151) was recorded in accounts payable and accrued liabilities to account for the liability associated with cash-settled SARs. The intrinsic value of vested SARs outstanding as at December 31, 2017, is $nil.

During the year ended December 31, 2017, the Company recorded a credit of $151 in administrative expenses related to changes in the fair value of the stock appreciation rights during the year (2016 – charge of $118).

(d)	Shares – fully diluted

Number of shares
Issued and fully paid at December 31, 2017	302,212,480
Reserved for options (note 15(b))	9,364,433
Shares – fully diluted, at December 31, 2017	311,576,913

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

15.	Share Capital (continued)

(e)	Loss per share

The calculations of earnings per share is based on the following data:

	2017	2016 (as restated)
Net loss attributable to Nevsun shareholders	$(84,725)	$(2,673)
Effect of dilutive securities	-	-
Diluted net loss attributable to Nevsun shareholders	$(84,725)	$(2,673)
Weighted average number of common shares outstanding for the purpose of basic loss per share (000s)	302,005	252,392
Dilutive options and SARs	-	-
Weighted average number of common shares outstanding for the purpose of diluted loss per share (000s)	302,005	252,392
Loss per share
Basic	$(0.28)	$(0.01)
Diluted	$(0.28)	$(0.01)

Basic loss per share is computed by dividing the net loss attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution of outstanding SARs and stock options in the weighted average number of common shares outstanding during the year, if dilutive.

(f)	Dividends

The Company declared in 2017 four quarterly dividends of $0.01 per share for total declarations of $12,082. In 2016, the Company declared four quarterly dividends of $0.04 per share for total declarations of $40,060.

The Company has in place a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. During 2017, for the four dividends declared, approximately 9% of shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $11,021 in cash (including $2,762 in January 2018), and $1,070 in common shares (452,077 shares; including $270 and 109,190 shares in January 2018).

Of the two dividends declared in 2016 after implementation of the DRIP, approximately 13% of shareholders elected to participate. Accordingly, the Company paid dividends of $21,038 in cash (including $10,562 in January 2017) and $3,127 in common shares (1,029,413 shares; including $1,537 and 465,369 shares in January 2017). During the six months ended June 30, 2016, prior to implementation of the DRIP, the Company declared and paid in cash dividends totaling $15,988.

The following table presents the financial position of the Company’s 60% owned subsidiary, BMSC, as at December 31, 2017 and 2016. The information is presented on a 100% basis.

	2017	2016 (Restated – note 27)
Current assets	$123,174	$116,141
Non-current assets	349,237	435,943

Current liabilities	(50,731)	(57,098)
Non-current liabilities	(66,663)	(82,776)
Net assets	$355,017	$412,210
Net assets attributable to non-controlling interest	$142,008	$164,884

16.	Interest in subsidiaries

The following table presents the financial results of BMSC for the years ended December 31, 2017 and 2016, respectively:

	2017	2016 (Restated – note 27)
Revenues	$289,397	$230,705
Net income (loss) and comprehensive income (loss)	(37,193)	47,197
Net income (loss) and comprehensive income (loss) attributable to non-controlling interest	$(14,876)	$18,879

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

16.	Interest in subsidiaries (continued)

The following table presents the summary cash flow information of BMSC for the years ended December 31, 2017 and 2016, respectively:

	2017	2016 (Restated – note 27)
Net cash provided by operating activities	$43,787	$61,318
Net cash used in investing activities	(30,302)	(30,271)
Net cash used in financing activities	(20,000)	(40,000)
Decrease in cash and cash equivalents	$(6,515)	$(8,953)

The following table presents the financial position of the Company’s subsidiary, Rakita, as at December 31, 2017 and 2016. The information is presented on a 100% basis.

	2017	2016 (Restated – note 27)
Current assets	$2,954	$8,299
Non-current assets	510,341	508,371

Current liabilities	(6,487)	(11,849)
Non-current liabilities	(51,555)	(14,725)
Net assets	$455,253	$490,096
Net assets attributable to non-controlling interest	$7,339	$1,202

The following table presents the financial results of Rakita for the years ended December 31, 2017 and 2016, respectively:

	2017	2016 (Restated – note 27)
Net loss and comprehensive loss	$(40,980)	$(11,744)
Net loss and comprehensive loss attributable to non-controlling interest	(6,137)	(1,202)

The following table presents the summary cash flow information of Rakita for the years ended December 31, 2017 and 2016, respectively. The 2016 year represents cash flows that occurred subsequent to the closing of the Reservoir transaction on June 23, 2016.

	2017	2016 (Restated – note 27)
Net cash used in operating activities	$(40,167)	$(8,047)
Net cash used in investing activities	(1,970)	-
Net cash provided by financing activities	36,830	14,450
Increase (decrease) in cash and cash equivalents	$(5,307)	$6,403

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

17.	Revenues

	2017	2016
Zinc concentrate sales	$238,493	$26,567
Zinc concentrate by-product sales	8,169	1,358
Copper concentrate sales	41,402	125,046
Copper concentrate by-product sales	11,514	19,934
Other	10,655	78,415
Zinc concentrate treatment charges	(13,773)	(2,678)
Copper concentrate treatment and refining charges	(7,063)	(17,937)
	$289,397	$230,705

For the year ended December 31, 2017, zinc concentrate sales include positive provisional and final pricing and physical quantity adjustments of $3,194 (2016 – $106), while copper concentrate sales include positive provisional and final pricing and physical quantity adjustments of $676 (2016 – $601). As at December 31, 2017, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $9,513, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment (see also note 23).

Other revenue consists of stockpiled gold and silver bearing ore shipped directly (“DSO”) to buyers.

For the year ended December 31, 2016, the Company recorded pre-commercial production zinc and zinc by-product sales of $34,313. When offset by pre-commercial production operating costs of $41,205, depreciation and amortization of $13,443 and royalties of $1,335, the resultant net cost of $21,670 was capitalized to the cost of the zinc expansion phase plant and equipment. No such entry was recorded in 2017.

18.	Operating expenses

	2017	2016
Raw materials, consumables and supplies	$64,379	$51,899
Employment, benefits and contractors	49,926	41,355
Transport, port and shipping	58,382	53,474
Repairs and maintenance	15,799	7,608
Overheads	9,482	11,109
Changes in inventories	235	(20,798)
Pre-commercial production operating expenses capitalized	-	(41,205)
Recovery of withholding taxes on contractor costs	(9,780)	-
	$188,423	$103,442

19.	Administrative expenses

	2017	2016
Salaries and employee benefits	$7,251	$5,757
Share-based payments	1,692	1,550
Long-term incentives	4,366	6,508
Business development	1,479	521
Other	4,514	4,877
	$19,302	$19,213

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

20.	Exploration expenses

	2017	2016 (Restated – note 27)
BMSC	$8,747	$5,891
Timok – Upper Zone	24,973	8,709
Timok – Lower Zone	15,577	3,035
Other properties	1,476	993
Total	$50,773	$18,628

Other properties consists of the Company’s other holdings in Serbia and Macedonia.

21.	Commitments

As of December 31, 2017, the Company had the following contractual obligations:

	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Purchase commitments and contractual obligations	$68,328	$68,328	$-	$-	$-
Mine closure and reclamation	45,915	435	2,219	21,168	22,093
Minimum operating lease payments	58,315	8,060	16,213	16,348	17,694
Total contractual obligations	$172,558	$76,823	$18,432	$37,516	$39,787

The Company has arranged an annually renewable environmental bond for the Bisha Project for $40,000 at a cost of 1% per annum.

22.	Segment information

Results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The Company conducts its business in two principal operating segments: the development project in Europe (Timok Project, plus other assets), and the mining operations in Africa (BMSC). For segmented reporting purposes, the Company’s reportable operating segments are comprised of Europe, Africa, and all other business activities and operating segments that are not reportable (North America).

Total assets	December 31, 2017	December 31, 2016 (Restated – note 27)
Europe	$501,700	$526,567
Africa	472,411	552,084
North America	112,241	160,175
Total	1,086,352	1,238,826
Total liabilities	December 31, 2017	December 31, 2016 (Restated – note 27)
Europe	$6,244	$12,725
Africa	117,394	139,878
North America	9,573	23,764
Total	$133,211	$176,367

The principal products of the Company’s mining operations in Africa are copper and zinc concentrates, containing by-products of gold and silver. Cash and cash equivalents of $116,099 are located outside of Africa at December 31, 2017 (December 31, 2016 - $197,936). Information related to the reportable operating segments is as follows:

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

22.	Segment information (continued)

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Year ended December 31,
	2017	2016	2017	2016 (Restated – note 27)	2017	For the year ended2016 (Restated – note 27
Europe	$-	$-	$-	$-	$(41,614)	$(13,353)
Africa	289,397	230,705	266,148	148,022	(22,317)	28,318
North America	-	-	-	-	(20,794)	(17,638)
Total	$289,397	$230,705	$266,148	$148,022	$(84,725)	$(2,673)

23.	Financial instruments and risk management

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.

The Company has exposure to the following risks from its use of financial instruments:

market risk, including commodity price, fuel price and currency risks; credit risk; and liquidity risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, procedures and processes for measuring and managing risk, and the Company’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management procedures are established to identify and analyze the risks faced by the Company. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s financial risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, interest rates, fuel prices and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

(i)	Metals price risk

The Company is subject to price risk fluctuations in market prices of zinc, copper, gold, and silver, and the profitability of the Company’s operations is highly correlated to the market prices of these metals.  Historically, zinc, copper, gold, and silver prices have fluctuated widely and are affected by numerous factors outside the Company’s control.

The Company is subject to price risk from these fluctuations for sales that have not yet settled as of the balance sheet date.  The commodity price risk associated with financial instruments relates to changes in fair value caused by final pricing adjustments to receivables for these metals.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

23.	Financial instruments and risk management (continued)

(a)	Market risk (continued)

(i)	Metals price risk

The Company has not hedged any of its concentrate sales or DSO sales. The quantities of payable zinc, copper, gold, and silver subject to final settlement as at December 31, 2017, and the weighted average forward prices per pound or ounce used to value the related receivables are as follows:

	2017
	Quantity (000s payable pounds)		Weighted average forward price per pound
Zinc in zinc concentrate subject to final settlement	62,648		$1.51
Copper in copper concentrate subject to final settlement	-		-
	Quantity (payable ounces	)	Weighted average forward price per ounce
Gold subject to final settlement	-		$-
Silver subject to final settlement	38,336		$16.87

Sales of zinc and copper concentrates as well as DSO material are recognized on a provisional pricing basis when risks and rewards, transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices on a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the related receivables will vary as the price for the underlying commodity varies in the metal markets. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as a change in revenue at each balance sheet date and at final settlement. The effect on revenue and accounts receivable and payable of a 10% change to the underlying metals prices is disclosed in note 17.

(ii)	Fuel price risk

Fuel consumption comprises a significant portion of the Company’s operating expenses and the Company is therefore subject to fuel price risk on fluctuations of the market price of diesel. Based on an estimated annual consumption of 45 million litres of diesel fuel, a $0.10 change in the price per litre of fuel would have a $4.5 million impact on earnings before tax.

(iii)	Currency risk

The Company’s functional currency is the United States dollar (USD). The Eritrean nakfa (ERN) is directly tied to the USD and therefore does not present a foreign exchange risk in terms of the functional currency. The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency. Historically the currency exposures are primarily to the Canadian dollar (CAD), South African rand (ZAR), Australian dollar (AUD), and Euro (EUR). With the acquisition of Reservoir, the Company is now also subject to fluctuations in the Serbian dinar (RSD) and Macedonian dinar (MKD).

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

23.	Financial instruments and risk management (continued)

(a)	Market risk (continued)

(iii)	Currency risk (continued)

The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:

						2017
	CAD	ZAR	AUD	EUR	RSD	MKD
Cash and cash equivalents	873	508	-	221	746	5,172
Accounts receivable	305	-	-	-	91,650	1,049
Payables and accruals	(7,953)	(6,117)	(118)	(584)	(586,610)	(723)
Net financial assets (liabilities)	(7,544)	(5,609)	(118)	(364)	(229,102)	5,498
USD foreign exchange rate	0.80	0.08	0.78	1.20	0.01	0.02
Balance sheet exposure in equivalent USD	(6,014)	(454)	(92)	(436)	(2,384)	108

						2016
	CAD	ZAR	AUD	EUR	RSD	MKD
Cash and cash equivalents	3,370	500	-	450	27,606	9,083
Accounts receivable	314	-	-	-	154,850	1,330
Payables and accruals	(14,755)	(2,640)	(121)	(576)	(610,122)	(270)
Net financial assets (liabilities)	(11,071)	(2,140)	(121)	(126)	(427,667)	10,143
USD foreign exchange rate	0.74	0.07	0.72	1.05	0.01	0.02
Balance sheet exposure in equivalent USD	(8,221)	(156)	(87)	(132)	(3,628)	174

A 10% percent strengthening of the US dollar against the above currencies at December 31, 2017 would have increased (decreased) net income by the amounts shown below. This analysis assumes that all other variables remain constant:

	2017	2016
CAD	$601	$822
ZAR	45	16
AUD	9	9
EUR	44	13
RSD	238	363
MKD	(11)	(17)

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s financial assets.

(i)	Cash equivalents

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

23.	Financial instruments and risk management (continued)

(b)	Credit risk (continued)

(ii)	Accounts receivable

The Company’s accounts receivable are due primarily from the smelters and metals traders to which the Company sells zinc and copper concentrates and have maximum settlement periods of approximately four months. The Company also makes significant advances to vendors at its Bisha Mine, mostly with respect to the procurement of materials and supplies inventory. Management does not expect these counterparties to fail to meet their obligations.

(iii)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. Cash and cash equivalents held by the Company have contractual maturities of less than 90 days. The maximum exposure to credit risk at the reporting date was:

	2017	2016
Cash and cash equivalents	$124,598	$199,256
Due from non-controlling interest	-	5,000
Trade accounts receivable	16,556	3,338
Advances to vendors	11,199	7,725
	$152,353	$215,319

The Company does not have any amounts receivable that it considers impaired or otherwise uncollectible.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. Typically, the Company ensures that it has sufficient cash on hand to meet expected operational expenses including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The contractual financial liabilities of the Company as of December 31, 2017, total $65,965 (December 31, 2016 - $86,873). The undiscounted cash flows of the liabilities are equal to their contractual amounts. Substantially all of the liabilities presented as accounts payable and accrued liabilities are due within ninety days of December 31, 2017.

(d)	Fair value versus carrying amounts

The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

24.	Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital of the Company consists of equity attributable to Nevsun shareholders and amounts related to non-controlling interest.

The Company manages its capital structure and makes adjustments in light of the changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the Company’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

25.	Key management personnel compensation

Key management personnel consists of directors, executive officers, vice presidents and the Bisha Mine General Manager. Long-term incentives consist of RSUs, PSUs and DSUs.

	2017	2016
Salaries, directors’ fees and other short-term benefits	$6,710	$6,507
Share-based payments	1,530	1,205
Long-term incentives	4,318	6,395
Total key management personnel compensation	$12,558	$14,107

26.	Contingency

(a)	Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in these consolidated financial statements.

(b)	Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project, in June 2016. In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000, based on the closing price of the Company’s shares (CAD$4.70) on the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement. The claim was heard in the British Columbia Supreme Court on January 25 and 26, 2018. The decision of the Court on the claim was reserved and is pending. No provision has been recorded in these consolidated financial statements as the outcome of this claim is not determinable.

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

27.	Change in accounting policy

The Company has reviewed its accounting policy with respect to exploration and evaluation expenditures. As a result of this review, management has voluntarily elected to change the accounting policy effective December 31, 2017 in order to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. The change in accounting policy has been made in accordance with IFRS 6,Exploration for and Evaluation of Mineral Resources, and IAS 8,Accounting Policies, Changes in Accounting Estimates and Errors, and has been recognized on a full retrospective basis.

As at January 1, 2016 and December 31, 2016, the following adjustments were recorded to the consolidated statements of financial position:

As at January 1, 2016	As previously reported	Adjustment	Restated
Exploration and evaluation	$36,191	$(30,991)	$5,200
Mineral properties, net book value	37,988	(23,145)	14,843
Net decrease in assets		(54,136)
Deferred income taxes	$(65,431)	$20,572	$(44,859)
Net decrease in liabilities		20,572
Non-controlling interest	$(160,379)	$13,426	$(146,953)
Net decrease in equity		$(20,138)

As at December 31, 2016	As previously reported	Adjustment	Restated
Exploration and evaluation	$600,381	$(53,050)	$547,331
Mineral properties, net book value	34,670	(17,884)	16,786
Plant and equipment, net book value	329,947	598	330,545
Net decrease in assets		(70,336)
Deferred income taxes	$(63,988)	$21,888	$(42,100)
Net decrease in liabilities		21,888
Non-controlling interest	$(180,370)	$14,284	$(166,086)
Net decrease in equity		$(34,164)

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

27.	Change in accounting policy (continued)

For the year ended December 31, 2016, the following adjustments were recorded to the consolidated statements of comprehensive income:

For the year ended December 31, 2016	As previously reported	Adjustment	Restated
Depreciation and depletion	$(35,327)	$2,201	$(33,126)
Exploration expenses	-	(18,628)	(18,628)
Income taxes	(29,888)	1,543	(28,345)
Decrease in net income		$(14,884)

Net income (loss) and comprehensive income (loss) attributable to:
Nevsun shareholders	$11,353	$(14,026)	$(2,673)
Non-controlling interest	19,737	(858)	18,879
Weighted average shares outstanding (thousands)
Basic	252,392	-	252,392
Diluted	253,000	-	252,392
Earnings (loss) per share attributable to Nevsun shareholders
Basic	$0.04	$(0.05)	$(0.01)
Diluted	0.04	(0.05)	(0.01)

For the year ended December 31, 2016, the following adjustments were recorded to the consolidated statements of cash flows:

For the year ended December 31, 2016	As previously reported	Adjustment	Restated
Net cash provided by operating activities	$44,508	$(18,628)	$25,880
Net cash used in investing activities	(247,393)	18,628	(228,765)
Net change in cash and cash equivalents		$-

As at December 31, 2017, the change in accounting policy had the following impact on the consolidated statements of financial position:

As at December 31, 2017	As under previous policy	Adjustment	Restated
Exploration and evaluation	$651,062	$459)	$548,360
Mineral properties, net book value	34,844	(18,546)	16,298
Plant and equipment, net book value	268,995	598	269,593
		(120,650)
Deferred income taxes	$(57,759)	$25,037	$(32,722)
		25,037
Non-controlling interest	$(165,686)	$16,339	$(149,347)
Net decrease in equity		$(79,274)

Nevsun Resources Ltd. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2017 and 2016

27.	Change in accounting policy (continued)

For the year ended December 31, 2017, the change in accounting policy had the following impact on the consolidated statements of comprehensive income:

For the year ended December 31, 2017	As under previous policy	Adjustment	Restated
Depreciation and depletion	$(59,785)	$459	$(59,326)
Exploration expense	-	(50,773)	(50,773)
Income taxes	(6,322)	3,149	(3,173)
Increase (decrease) in net income		$(47,165)

Net income (loss) and comprehensive income (loss) attributable to
Nevsun shareholders	$(39,615)	$(45,110)	$(84,725)
Non-controlling interest	(12,821)	(2,055)	(14,876)
Weighted average shares outstanding (thousands)
Basic	302,005	-	302,005
Diluted	302,005	-	302,005
Earnings (loss) per share attributable to Nevsun shareholders
Basic	$(0.13)	$(0.15)	$(0.28)
Diluted	(0.13)	(0.15)	(0.28)

For the year ended December 31, 2017, the change in accounting policy had the following impact on the consolidated statements of cash flows:

For the year ended December 31, 2017	As under previous policy	Adjustment	Restated
Net cash generated by (used in) operating activities	$30,450	$(50,773)	$(20,323)
Net cash used in investing activities	(83,532)	50,773	(32,759)
Net change in cash and cash equivalents		$-